Filed pursuant to General Instruction II.L. of Form F-10;
File No. 333-275839

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (this “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated December 8, 2023, (the “Prospectus”) to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

This Prospectus Supplement, together with the Prospectus, do not constitute an offer to sell or an invitation to subscribe for, or solicitation of an offer to subscribe for or buy, these securities to any person in Australia. This Prospectus Supplement, together with the Prospectus, have not been, and will not be, lodged with the Australian Securities and Investments Commission or any other regulatory authority in Australia and this Prospectus Supplement, together with the Prospectus, are not, and do not purport to be, a document containing disclosure to investors for the purposes of Part 6D.2 or 7.9 of the Corporations Act 2001 (Cth) (the “Australian Corporations Act”). It is not intended to be used in connection with any offer for which such disclosure is required and does not contain all the information that would be required by those provisions if they applied. It is not to be provided to any ‘retail client’ as defined in section 761G of the Australian Corporations Act. The Corporation is not licensed in Australia to provide financial product advice in respect of these securities. Australian cooling-off rights do not apply to the acquisition of these securities.

Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated by reference in this Prospectus Supplement and the Prospectus may be obtained on request without charge from the Corporate Secretary of NexGen Energy Ltd. at Suite 3150 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 (Telephone (604) 428-4112), and are also available electronically at www.sedarplus.ca.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS

DATED DECEMBER 8, 2023

New Issue	December 11, 2023

NEXGEN ENERGY LTD.

Up to $500,000,000 of Common Shares

This prospectus supplement (this “Prospectus Supplement”) of NexGen Energy Ltd. (“NexGen” or the “Corporation”), together with the accompanying short form base prospectus to which this Prospectus Supplement relates dated December 8, 2023 (the “Prospectus”) qualifies the distribution (the “Offering”) of common shares (the “Offered Shares”) of the Corporation having an aggregate sale price of up to $500,000,000 (or its equivalent in other currencies). See “Plan of Distribution” and “Description of the Offered Shares”.

NexGen has entered into an equity distribution agreement dated December 11, 2023 (the “Distribution Agreement”) with Virtu ITG Canada Corp. (the “Canadian Agent”) and Virtu Americas, LLC (the “U.S. Agent” and, together with the Canadian Agent, the “Agents”) pursuant to which the Corporation may distribute up to $500,000,000 of Offered Shares in the Offering from time to time through the Agents, as agents, in accordance with the terms of the Distribution Agreement. See “Plan of Distribution”. The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Corporation’s registration statement on Form F-10 filed with the United States Securities and Exchange Commission (the “SEC”), of which this Prospectus Supplement and the accompanying Prospectus form a part.

NexGen is permitted, under a multi-jurisdictional disclosure system (“MJDS”) adopted in the United States and Canada, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The Corporation prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Thus, the Corporation’s financial statements may not be comparable to the financial statements of United States companies.

Prospective investors should be aware that the acquisition, ownership and disposition of the securities described herein may have tax consequences both in the United States and in Canada. Such tax consequences for investors who are residents in, or citizens of, the United States or Canada may not be fully described herein. Investors should read the tax discussion in this Prospectus Supplement and consult their own tax advisors with respect to their particular circumstances. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of the Province of British Columbia, Canada, that most of its officers and directors are residents of Canada, that some of the experts named in this Prospectus Supplement and the Prospectus are residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons are located outside of the United States.

THE OFFERED SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Investing in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. The risks outlined in this Prospectus Supplement, the Prospectus and in the documents incorporated by reference herein and therein should all be carefully reviewed and considered by prospective investors in connection with an investment in the Offered Shares. See “Risk Factors”.

The common shares of the Corporation (the “Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “NXE”. On December 8, 2023, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Offered Shares on the TSX was $9.33. In addition, the Common Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “NXE”. On December 8, 2023, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the NYSE was US$6.87. In addition, the Common Shares are listed on the Australian Securities Exchange (the “ASX”) as Chess Depositary Instruments (“CDIs”), with each CDI representing one Common Share, under the symbol “NXG”. On December 8, 2023, the last trading day prior to the date of this Prospectus Supplement, the closing price of the CDIs on the ASX was A$10.13. The TSX conditionally approved, and the NYSE has approved, the listing of the Offered Shares. Listing on the TSX will be subject to the Corporation fulfilling all of the requirements of the TSX on or before January 29, 2025.

Sales of Offered Shares, if any, under this Prospectus Supplement and the Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”), and an “at-the-market offering” as defined in Rule 415 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), involving sales made directly on the TSX, NYSE or on any other trading market for the Offered Shares in Canada or the United States. The Offered Shares will be distributed at market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. The Canadian Agent will only sell Offered Shares on marketplaces in Canada and the U.S. Agent will only sell Offered Shares on marketplaces in the United States. See “Plan of Distribution”.

NexGen will pay the Agents a commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement (the “Commission”). The amount of the Commission shall not exceed 1.0% of the gross sales price per Offered Share sold, provided however, that the Corporation shall not be obligated to pay the Agents any Commission on any Offered Shares that it is not possible to settle due to (i) a suspension or material limitation in trading in securities generally on the TSX or the NYSE, (ii) a material disruption in securities settlement or clearance services in the U.S. or Canada, or (iii) failure by an Agent to comply with its obligations under the terms of the Distribution Agreement. The Commission will be paid in the same currency as the sale of the Offered Shares to which such Commission pertains.

As sales agents, the Agents will not engage in any transactions to stabilize or maintain the price of the Offered Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Offered Shares in connection with the Offering or has effected, or will effect, any other transactions that are intended to stabilize or maintain the market price of the Offered Shares. See “Plan of Distribution”.

The Corporation’s head office is located at Suite 3150 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 and its registered office is located at 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3.

Directors of the Corporation residing outside of Canada have appointed NexGen Energy Ltd. at Suite 3150 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the person has appointed an agent for service of process.

Name of Person	Name and Address of Agent
Warren Gilman	NexGen Energy Ltd. at Suite 3150 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3
Chris McFadden	NexGen Energy Ltd. at Suite 3150 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3
Donald Roberts	NexGen Energy Ltd. at Suite 3150 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3
Trevor Thiele	NexGen Energy Ltd. at Suite 3150 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3

All dollar amounts in this Prospectus Supplement are in Canadian dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offered Shares being offered and the method of distribution of those securities and also supplements and updates information regarding the Corporation contained in the Prospectus. The second part, the Prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this Prospectus Supplement. Both documents contain important information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the Prospectus. Before investing, you should carefully read both this Prospectus Supplement and the Prospectus together with the additional information about the Corporation to which we refer you in the sections of this Prospectus Supplement entitled “Documents Incorporated by Reference”.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the Prospectus (including the documents incorporated by reference herein and therein), the investor should rely on the information in this Prospectus Supplement. We have not, and the Agents have not, authorized anyone to provide you with different or additional information. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. Neither the Corporation nor the Agents are making an offer to sell or seeking an offer to buy the Offered Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this Prospectus Supplement, the Prospectus or the respective dates of the documents incorporated by reference herein and therein, regardless of the time of delivery or of any sale of the Offered Shares pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Corporation’s website should not be deemed to be a part of this Prospectus Supplement, the Prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares. This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering.

In this Prospectus Supplement, the Corporation and its subsidiaries are collectively referred to as the “Corporation” or “NexGen”, unless the context otherwise requires. The Corporation has not authorized anyone to provide readers with information different from that contained in this Prospectus Supplement and the Prospectus.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with an offering of Securities as described in this Prospectus Supplement. The Corporation does not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the website of the Corporation, www.nexgenenergy.ca, shall not be deemed to be a part of this Prospectus Supplement and such information is not incorporated by reference herein.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this Prospectus Supplement constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information herein and in the documents incorporated by reference herein are provided as of the date of such documents only, and the Corporation does not intend, and does not assume any obligation, to update this forward-looking information and statements, except as required by law. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking information and statements contained or incorporated by reference in this Prospectus Supplement include statements with respect to the future financial and operating performance of NexGen; planned exploration and development activities; the future interpretation of geological information; the cost and results of operational activities including objectives, exploration, development and evaluation activities; expectations regarding mineral reserves and mineral resources; realization of mineral reserves and mineral resource estimates; reclamation costs and timing; expectations with respect to the process for and receipt of regulatory approvals, permits and licenses under governmental and other applicable regulatory regimes; the use of proceeds, if any, from the Offering; the amount of proceeds to be raised pursuant to the Offering, if any; future financings and the ability to raise capital; the future price of uranium; requirements for additional capital; and the listing of Securities on any securities exchange.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts of NexGen about NexGen’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the results of planned exploration and development activities are as anticipated and on time; the price of uranium and other market conditions and factors; the cost of planned exploration and development activities; there will be limited changes in any project parameters as plans continue to be refined; the performance of the third party contracts and staged development of the Corporation’s mineral properties in a timely manner and in accordance with their terms; that financing will be available if and when needed and on reasonable terms; that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration and development activities will be available on reasonable terms and in a timely manner; that there will be no revocation of government approvals and that general business, economic, competitive, social and political conditions will not change in a material adverse manner; financial and uranium markets will not be adversely affected by a global pandemic (including COVID-19); suppliers, employees, contractors and subcontractors will be available to continue operations as needed; demand for, and supply of, uranium, including long-term contracting, public perception of nuclear power and construction, maintenance and operation of nuclear power facilities; tax rates, interest rates and exchange rates; mineral reserve and resources estimates and the assumptions on which they are based; and the listing of Offered Shares qualified by this document on any securities exchange. Although the assumptions made by the Corporation in providing forward looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing; uncertainty of the availability of additional financing; price of uranium; the appeal of alternate sources of energy; exploration and development risks; uninsurable risks; reliance upon key management and other personnel; imprecision of mineral resource estimates; potential cost overruns on any development; pending assay results; changes in climate or increases in environmental regulation; aboriginal title and consultation issues; deficiencies in the Corporation’s title to its properties; information security and cyber threats; failure to manage conflicts of interest; failure to obtain or maintain required permits and licenses; changes in laws, regulations and policy; changes in government policy; competition for resources and financing; volatility in market price of the Common Shares; potentially dilutive future financings; financial and uranium market reactions, as well as effects on individuals on which NexGen relies, as a result of global pandemics (including COVID-19); speculative nature of exploration and development projects; liquidity of securities of NexGen; dilution risks to existing securityholders; risks associated with the sale of securities of NexGen; inability to exploit, expand and replace mineral reserves and mineral resources; and other factors discussed or referred to in this Prospectus Supplement under “Risk Factors”.

Although NexGen has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information or statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

There can be no assurance that such information or statements will prove to be accurate, as actual results and future events and actions could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information or statements. The forward-looking information and statements contained in this Prospectus Supplement are made as of the date of this Prospectus Supplement and, accordingly, are subject to change after such date.

All of the forward-looking statements made in this Prospectus Supplement, the Prospectus and the documents incorporated by reference therein are qualified by these cautionary statements and those made in the Corporation’s other filings with the securities regulators of Canada and the United States including the cautionary statements made in the “Risk Factors” section of this Prospectus Supplement, the Prospectus and the AIF (as defined below), the “Financial Instruments and Risk Management” section of the 2022 MD&A (as defined below), and the risk factors set out in the other documents incorporated by reference in this Prospectus Supplement or the Prospectus. These factors are not intended to represent a complete list of the factors that could affect NexGen. NexGen disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law. The Corporation’s public filings with the securities commissions or similar authorities in each of the provinces and territories of Canada can be found through the Corporation’s profile on the SEDAR+ website at www.sedarplus.ca.

NOTICE REGARDING PRESENTATION OF MINERAL RESERVE AND RESOURCE ESTIMATES

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of NexGen incorporated by reference in this Prospectus Supplement and the Prospectus have been prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves Definitions and Guidelines” (the “CIM Guidelines”). The definitions of mineral reserves and mineral resources are set out in our disclosure of the Corporation’s mineral reserve and mineral resource estimates that are incorporated by reference in this Prospectus Supplement and the Prospectus.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of inferred mineral resources will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, investors are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

Canadian disclosure requirements with respect to mineral reserves and mineral resources and mining operations differ from United States disclosure requirements. Accordingly, information contained in this Prospectus Supplement and the Prospectus containing descriptions of the Corporation’s mineral reserves and mineral resources and mining operations may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

The Corporation is a corporation existing under the laws of the Province of British Columbia, Canada. A majority of the assets of the Corporation are located outside of the United States and a majority of the directors and officers of the Corporation and some of the experts named in this Prospectus Supplement and the Prospectus are residents of Canada and a majority of their assets are located outside of the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under United States federal securities laws. There is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws. The Corporation has filed with the SEC, concurrently with the registration statement on Form F-10 of which the Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Puglisi & Associates, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving it in a U.S. court arising out of or related to or concerning the offering of securities under the Prospectus, including pursuant to this Prospectus Supplement.

CERTAIN AVAILABLE INFORMATION

NexGen is subject to the informational reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the Common Shares are registered under Section 12(b) of the Exchange Act. Accordingly, the Corporation is required to publicly file reports and other information with the SEC. Under the MJDS, the Corporation is permitted to prepare such reports and other information in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. The Corporation’s filings with the SEC are electronically available from the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”), and which may be accessed at www.sec.gov.

NexGen has filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act with respect to the Offered Shares offered under this Prospectus Supplement. This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, which form a part of the registration statement, do not contain all of the information set forth in the registration statement, certain parts of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation and the Securities, reference is made to the registration statement and the exhibits thereto. The registration statement can be found on EDGAR at www.sec.gov.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All references to “$” in this Prospectus Supplement are to Canadian dollars, all references to “US$” are to United States dollars and all references to “A$” are to Australian dollars. On December 8, 2023, the Bank of Canada daily rates of exchange were US$1.00 = $1.3588 or $1.00 = US$0.7359, and A$1.00 = $0.8941 or $1.00 = A$1.1184.

DOCUMENTS INCORPORATED BY REFERENCE

Incorporated by reference in this Prospectus Supplement is certain information contained in documents filed by the Corporation with the securities regulatory authorities in each of the provinces and territories of Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of the Corporation at Suite 3150 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 (Telephone (604) 428-4112) and are also available electronically at www.sedarplus.ca. The filings of the Corporation through SEDAR+ are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

The information incorporated by reference is deemed to be part of this Prospectus Supplement, except for any information superseded by information contained directly in this Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein. The following documents, filed with the securities regulatory authorities in Canada, and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Prospectus:

(a)	annual information form of the Corporation for the year ended December 31, 2022 dated February 24, 2023 (the “AIF”);

(b)	audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2022 and 2021, together with the notes thereto and the auditor’s report thereon;

(c)	management’s discussion and analysis of financial condition and result of operations of the Corporation for the year ended December 31, 2022 (the “2022 MD&A”);

(d)	unaudited consolidated financial statements of the Corporation as at and for the three and nine month periods ended September 30, 2023, together with the notes thereto;

(e)	management’s discussion and analysis of financial condition and result of operations of the Corporation for the three and nine month periods ended September 30, 2023;

(f)	management information circular dated April 24, 2023, prepared in connection with the annual general and special meeting of shareholders of the Corporation held on June 13, 2023;

(g)

material change report dated August 31, 2023, with respect to, inter alia, the Corporation entering into binding term sheets with respect to a non-brokered private placement (the “2023 Private Placement”) of US$110 million aggregate principal amount of 9.0% unsecured convertible debentures (the “2023 Debenture”); and

(h)	material change report dated September 22, 2023, with respect to the closing of the 2023 Private Placement.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Prospectus Distributions (excluding confidential material change reports) disclosing additional or updated information including the documents incorporated by reference therein, and any “template version” of “marketing materials” (each as defined in National Instrument 41-101 – General Prospectus Requirements), if filed by the Corporation with a securities commission or similar regulatory authority in Canada after the date of this Prospectus Supplement and before the termination of the distribution under the Offering, shall be deemed to be incorporated by reference in this Prospectus Supplement. In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is filed with, or furnished to, the SEC pursuant to the Exchange Act, after the date of this Prospectus Supplement, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein). The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and the readers should review all information contained in this Prospectus Supplement, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

In addition, if NexGen disseminates a news release in respect of previously undisclosed information that, in NexGen’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), NexGen will identify such news release as a “designated news release” for the purposes of this Prospectus Supplement and the accompanying Prospectus in writing on the face page of the version of such news release that NexGen files on the SEDAR+ website (each such news release, a “Designated News Release”), and each such Designated News Release shall be deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus only for the purposes of the Offering.

Upon a new annual information form and annual consolidated financial statements (and accompanying management’s discussion and analysis of financial condition and results of operations) being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus Supplement is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management’s discussion and analysis of financial condition and results of operations, and material change reports, filed prior to the commencement of the financial year of the Corporation in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus Supplement for purpose of future offers and sales of the Offered Shares under this Prospectus Supplement. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus Supplement is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus Supplement for purposes of future offers and sales of Offered Shares under this Prospectus Supplement. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus Supplement is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus Supplement for purposes of future offers and sales of Offered Shares under this Prospectus Supplement.

Any statement contained in this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes.

The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

NEXGEN ENERGY LTD.

NexGen is engaged in uranium exploration and development. The Corporation’s head office is located at Suite 3150 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 and its registered office is located at 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3.

NexGen is a reporting issuer in all of the Canadian provinces and territories. The Offered Shares are also registered under the Exchange Act and NexGen files periodic reports with the SEC. NexGen has also been admitted to the official list of the ASX as an “ASX foreign Exempt Listing”.

CONSOLIDATED CAPITALIZATION

There has been no material change in the consolidated capitalization of the Corporation since the date of the Corporation’s most recently filed financial statements, other than as described under “Prior Sales”.

As of the date of this Prospectus Supplement, there are 524,676,722 Common Shares issued and outstanding.

USE OF PROCEEDS

The net proceeds of the Offering, if any, are not determinable in light of the nature of the distribution. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made by the Agents directly on the TSX, the NYSE or on any other trading market for the Offered Shares in Canada or the United States. The net proceeds to the Corporation of any given distribution of Offered Shares through the Agents in an “at-the-market distribution” under the Distribution Agreement will represent the gross proceeds of the Offering, after deducting the applicable Commission and the expenses of the Offering. The gross proceeds of the Offering will be up to $500,000,000 (or the equivalent in other currencies). There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See “Plan of Distribution”.

The Corporation intends to use the net proceeds from the Offering, if any, to fund the continued development and further exploration of its mineral properties, and for general corporate purposes. The Corporation has negative cash flow from operating activities in its most recently completed financial year, and, if necessary, proceeds may be used to fund negative cash flow from operating activities in future periods. The Corporation may, from time to time, issue securities (including equity and debt securities) other than pursuant to this Prospectus Supplement.

Although the Corporation intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. In addition, management of the Corporation will have broad discretion with respect to the actual use of the net proceeds from the Offering. See “Risk Factors”.

DESCRIPTION OF THE OFFERED SHARES

For a description of the terms and provisions of the Common Shares, see “Description of Securities – Common Shares” in the Prospectus.

TRADING PRICE AND VOLUME

The following table sets forth the reported price range and the trading volume for the Offered Shares on the TSX and NYSE and the CDIs on the ASX for the 12-month period prior to the date of this Prospectus Supplement.

Month	High TSX ($)	Low TSX ($)	Volume TSX	High NYSE (US$)	Low NYSE (US$)	Volume NYSE	High ASX (AUD$)	Low ASX (AUD$)	Volume ASX
2022
December	6.43	5.39	30,108,810	4.80	3.94	47,338,389	7.10	5.98	37,256
2023
January	6.82	5.49	29,906,049	5.11	4.06	47,206,778	6.88	6.13	43,969
February	6.74	5.51	26,414,667	5.07	4.03	50,553,894	6.96	6.08	13,162
March	6.06	4.83	25,301,790	4.46	3.50	47,371,473	6.44	5.11	35,247
April	5.30	4.75	18,493,402	3.94	3.49	30,228,007	5.92	5.16	11,052
May	5.67	4.91	18,851,069	4.27	3.61	35,237,754	6.24	5.46	78,147
June	6.43	5.28	19,228,742	4.84	3.91	47,719,494	7.10	5.90	96,195
July	6.50	5.84	20,009,357	4.93	4.38	38,766,587	7.21	6.56	305,106
August	7.26	6.06	36,994,384	5.36	4.54	67,870,808	8.30	7.13	5,433,095
September	8.68	7.13	62,493,843	6.45	5.25	115,613,101	10.40	8.30	2,355,467
October	8.49	7.36	35,053,040	6.12	5.40	104,606,659	9.64	8.65	762,418
November	9.29	7.80	33,252,000	6.83	5.64	113,521,540	10.80	8.89	5,111,540
December 1st to 8th	9.38	8.71	9,733,482	6.90	6.43	24,854,055	10.20	9.70	2,192,957
Total for Periods	9.38	4.75	394,732,570	6.90	3.49	826,934,579	10.80	5.11	16,527,395

PRIOR SALES

The Corporation has not issued any Common Shares (or securities convertible into Common Shares) for the 12 months prior to the date of this Prospectus Supplement except as set out below:

Date Issued	Number of Securities Issued	Issue/Exercise/Conversion Price Per Security
December 12, 2022	250,000 Common Shares(1)	$3.39
December 13, 2022	25,000 Common Shares(1)	$3.39
December 18, 2022	Options to purchase up to 5,955,000 Common Shares	$5.57

December 20, 2022

January 6, 2023

January 17, 2023

January 18, 2023

January 18, 2023

January 19, 2023

January 19, 2023

January 24, 2023

January 24, 2023

January 25, 2023

January 25, 2023

January 31, 2023

February 9, 2023

February 9, 2023

February 9, 2023

February 10, 2023

February 10, 2023

February 15, 2023

February 15, 2023

February 17, 2023

134,000 Common Shares(1)

50,000 Common Shares(1)

74,900 Common Shares(3)

42,500 Common Shares(3)

105,362 Common Shares(4)

112,000 Common Shares(3)

102,516 Common Shares(4)

197,873 Common Shares(4)

250,000 Common Shares(3)

134,800 Common Shares(3)

746,799 Common Shares(4)

Options to purchase up to 300,000

Common Shares

462,215 Common Shares(4)

314,400 Common Shares(3)

10,000 Common Shares(1)

569,600 Common Shares(3)

869,113 Common Shares(4)

134,178 Common Shares(4)

172,500 Common Shares(3)

93,203 Common Shares(4)

		$1.59 $2.85 $6.26 $6.29 US$4.67 $6.22 US$4.64 US$4.62 $6.19 $6.26 US$4.68 $6.55 US$4.57 $6.12 $2.85 $6.26 US$4.67 US$4.67 $6.22 US$4.74

Date Issued	Number of Securities Issued	Issue/Exercise/Conversion Price Per Security
February 17, 2023 February 23, 2023 February 28, 2023 March 29, 2023 May 24, 2023 May 30, 2023 June 1, 2023 June 2, 2023 June 6, 2023

113,000 Common Shares(3)

Options to purchase up to 200,000

Common Shares

120,482 Common Shares(1)

75,000 Common Shares(1)

90,000 Common Shares(1)

2,400,000 Common Shares(1)

600,000 Common Shares(1)

100,000 Common Shares(1)

300,000 Common Shares(1)

$6.34 $5.65 $2.49 $2.39 $2.85 $2.85 $2.85 $2.66 $2.85
June 9, 2023	46,038 Common Shares(2)	US$4.07

June 22, 2023

July 14, 2023

July 21, 2023

July 27, 2023

August 11, 2023

August 11, 2023

August 11, 2023

August 15, 2023

August 16, 2023

August 16, 2023

August 16, 2023

August 21, 2023

August 22, 2023

August 22, 2023

August 23, 2023

September 12, 2023

September 14, 2023

133,333 Common Shares(1)

93,334 Common Shares(1)

177,284 Common Shares(4)

136,853 Common Shares(4)

91,781 Common Shares(4)

239,600 Common Shares(3)

300,000 Common Shares(1)

300,000 Common Shares(1)

582,800 Common Shares(3)

271,548 Common Shares(4)

150,000 Common Shares(1)

100,000 Common Shares(1)

566,667 Common Shares(1)

Options to purchase up to

4,795,000 Common Shares

66,666 Common Shares(1)

5,654,000 Common Shares(3)

9,320,500 Common Shares(3)

$1.59 $4.82 US$4.78 US$4.78 US$4.87 $6.54 $2.49 $2.49 $6.78 US$5.03 $5.84 $5.64 $4.79 $6.99 $5.65 $7.35 $7.60
September 22, 2023	110,000 2023 Debentures	US$1,000
September 22, 2023 September 26, 2023 September 27, 2023 September 28, 2023	634,615 Common Shares(5) 200,000 Common Shares(1) 2,502,200 Common Shares(3) 1,252,600 Common Shares(3)	US$5.20 $5.84 $8.44 $8.44
September 28, 2023	8,663,461 Common Shares(6)	$2.34
September 28, 2023 October 4, 2023 November 22, 2023 November 23, 2023 November 27, 2023 December 4, 2023 December 5, 2023	19,522 Common Shares(2) Options to purchase up to 39,062 Common Shares 20,000 Common Shares(1) 283,334 Common Shares(1) 250,000 Common Shares(1) 50,000 Common Shares(1) 25,000 Common Shares(1)	US$5.76 $7.68 $5.31 $5.65 $2.41 $2.41 $2.41
December 8, 2023	1,775,000 Common Shares(1)	$2.41

Notes:

(1)	Issued in connection with the exercise of stock options.
(2)	Common Shares issued in connection with interest payments on the Corporation’s US$15 million aggregate principal amount of 7.5% unsecured convertible debentures (the “2020 Debentures”).
(3)	Common Shares issued on to the TSX pursuant to the Corporation’s at-the-market offering program.
(4)	Common Shares issued on to the NYSE pursuant to the Corporation’s at-the-market offering program.
(5)	Common Shares issued as an establishment fee in connection with the 2023 Private Placement, representing 3% of the aggregate principal amount of the 2023 Debentures.
(6)	Common Shares issued on conversion of the 2020 Debentures.

DIVIDEND POLICY

Although not restricted from doing so, the Corporation has not paid any dividends since incorporation and the Corporation does not expect to pay dividends in the foreseeable future. Payment of dividends in the future will be made at the discretion of the Corporation’s board of directors based upon, among other things, cash flow, the results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and such other considerations as the board of directors considers relevant.

PLAN OF DISTRIBUTION

The Corporation has entered into the Distribution Agreement with the Agents under which the Corporation may issue and sell from time to time Offered Shares having an aggregate sale price of up to $500,000,000 (or its equivalent in other currencies) in each of the provinces and territories of Canada and in the United States pursuant to placement notices delivered by the Corporation to the Agents from time to time in accordance with the terms of the Distribution Agreement. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made by the Agents directly on the TSX, the NYSE or on any other trading market for the Offered Shares in Canada or the United States. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. The Corporation cannot predict the number of Offered Shares that it may sell under the Distribution Agreement on the TSX, the NYSE or any other trading market for the Offered Shares in Canada or the United States, or if any Offered Shares will be sold.

The Agents will offer the Offered Shares subject to the terms and conditions of the Distribution Agreement from time to time as agreed upon by the Corporation and the Agents. The Corporation will designate the maximum amount of Offered Shares to be sold pursuant to any single placement notice to the applicable Agent or Agents. The Corporation will identify in the placement notice which Agent or Agents will effect the placement. Subject to the terms and conditions of the Distribution Agreement, the Agents will use their commercially reasonable efforts to sell, on the Corporation’s behalf, all of the Offered Shares requested to be sold by the Corporation. The Corporation may instruct the Agents not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Corporation in a particular placement notice. Any placement notice delivered to an applicable Agent or Agents shall be effective upon delivery unless and until (i) the applicable Agent or Agents declines to accept the terms contained in the placement notice or such Agent or Agents does not promptly confirm the acceptability of such placement notice, (ii) the entire amount of Offered Shares under the placement notice are sold, (iii) the Corporation suspends or terminates the placement notice in accordance with the terms of the Distribution Agreement, (iv) the Corporation issues a subsequent placement notice with parameters superseding those of the earlier placement notice, or (v) the Distribution Agreement is terminated in accordance with its terms. No Agent will be required to purchase Offered Shares on a principal basis pursuant to the Distribution Agreement.

Either the Corporation or the Agents may suspend the Offering upon proper notice to the other party. The Corporation and the Agents each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party’s sole discretion at any time.

The Corporation will pay the Agents the Commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement. The amount of the Commission will be up to 1.0% of the gross sales price per Offered Share sold, provided however, that the Corporation shall not be obligated to pay the Agents any Commission on any Offered Shares that it is not possible to settle due to (i) a suspension or material limitation in trading in securities generally on the TSX or the NYSE, (ii) a material disruption in securities settlement or clearance services in the U.S. or Canada, or (iii) failure by an Agent to comply with its obligations under the terms of the Distribution Agreement. The Commission will be paid in the same currency as the sale of the Offered Shares to which such Commission pertains. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Corporation and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Corporation from the sale of such Offered Shares.

The applicable Agent or Agents will provide written confirmation to the Corporation following close of trading on the trading day on which such Agent has made sales of the Offered Shares under the Distribution Agreement setting forth (i) the number and average price of Offered Shares sold on such day (including the number and average price of Offered Shares sold on the TSX, on the NYSE or on any other marketplace in Canada or the United States), (ii) the gross proceeds with respect to such sales, (iv) the Commission payable by the Corporation to the Agents with respect to such sales, and (v) the net proceeds payable to the Corporation.

The Corporation will disclose the number and average price of the Offered Shares sold under this Prospectus Supplement, as well as the gross proceeds, Commission and net proceeds from sales hereunder in the Corporation’s annual and interim financial statements and related management’s discussion and analysis filed on SEDAR+ and with the SEC, for any quarters in which sales of Offered Shares occur.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second trading day on the applicable exchange following the date on which any sales were made in return for payment of the gross proceeds (less Commission) to the Corporation. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares in the United States will be settled through the facilities of The Depository Trust Corporation or by such other means as the Corporation and the Agents may agree upon and sales of Offered Shares in Canada will be settled through the facilities of The Canadian Depository for Securities or by such other means as the Corporation and the Agents may agree.

The Canadian Agent will only sell Offered Shares on marketplaces in Canada and the U.S. Agent will only sell Offered Shares on marketplaces in the United States.

In connection with the sales of the Offered Shares on the Corporation’s behalf, each of the Agents may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. The Corporation has agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act and under Canadian securities laws. In addition, the Corporation has agreed to pay the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement.

The Agents and their affiliates will not engage in any transactions to stabilize or maintain the price of the Offered Shares in connection with any offer or sales of Offered Shares pursuant to the Distribution Agreement. No Agent involved in the distribution, no affiliate of such an Agent and no person or company acting jointly or in concert with such an Agent will over-allot securities in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Offered Shares.

Pursuant to the Distribution Agreement, the Offering will terminate upon the earlier of (i) January 8, 2026, (ii) the issuance and sale of all of the Offered Shares subject to the Distribution Agreement, and (iii) the termination of the Distribution Agreement as permitted therein.

The Agents and their affiliates may in the future provide various investment banking, commercial banking and other financial services for the Corporation and its affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M under the Exchange Act, the Agents will not engage in any market making activities involving the Offered Shares while the Offering is ongoing under this prospectus supplement.

The Offered Shares are listed on the TSX and the NYSE. The TSX has conditionally approved the listing of the Offered Shares distributed under the Offering, subject to NexGen fulfilling all of the requirements of the TSX. The NYSE has authorized the listing of the Offered Shares distributed under the Offering, subject to official notice of issuance.

Notice to Prospective Investors in Australia

No placement document, prospectus or product disclosure statement has been lodged with the Australian Securities and Investments Commission, in relation to the Offering. Neither this Prospectus Supplement nor the Prospectus constitutes a prospectus, product disclosure statement or other disclosure document under the Australian Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Australian Corporations Act.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a holder who acquires Offered Shares under the Offering and who, for purposes of the Tax Act and at all relevant times, deals at arm’s length with, and is not affiliated with, the Corporation or the Agents and acquires and holds the Offered Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use or hold the Offered Shares in the course of carrying on a business of buying and selling securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act; (iv) that reports its “Canadian tax results” as defined in the Tax Act (in a currency other than Canadian currency); (v) that has entered or will enter into, with respect to the Offered Shares, a “derivative forward agreement” or a “synthetic disposition agreement”, as those terms are defined in the Tax Act, or (vi) that receives dividends on the Offered Shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation (or does not deal at arm’s length with a corporation) that is, or becomes as part of a transaction or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident corporation, individual, trust, or group of the foregoing that do not deal with each other at arm’s length for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.

This summary is based on the facts set out in this Prospectus Supplement, the provisions of the Tax Act in force as of the date prior to the date hereof and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all.

This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder’s particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares must be converted into Canadian dollars based on the relevant exchange rate as determined in accordance with the Tax Act. The amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Resident Holder (as defined below) may be affected by fluctuations in the Canadian / U.S. dollar exchange rate.

Taxation of Resident Holders

The following portion of the summary applies to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, is, or is deemed to be, resident in Canada at all relevant times (a “Resident Holder”). A Resident Holder to whom Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Offered Shares, and every other “Canadian security” as defined in the Tax Act, held by such Resident Holder in the taxation year of the election and in all subsequent taxation years, treated as capital property. Resident Holders should consult their own tax advisors regarding this election.

Dividends on Offered Shares

Dividends (including deemed dividends) received on the Offered Shares by a Resident Holder who is an individual (other than certain trusts) will be included in the individual’s income and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by individuals from “taxable Canadian corporations”, as defined in the Tax Act, including the enhanced dividend tax credit rules applicable to any dividends designated by the Corporation as “eligible dividends” in accordance with the Tax Act. There may be limits on the ability of the Corporation to designate dividends as eligible dividends.

Dividends received by individuals (other than certain trusts) may give rise to minimum tax under the Tax Act, depending on the individual’s circumstances. Resident Holders who are individuals should consult their own tax advisors in this regard.

Dividends (including deemed dividends) received on the Offered Shares by a Resident Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for an additional tax (refundable in certain circumstances) in respect of its

“aggregate investment income” for the year, which is defined in the Tax Act to include dividends received or deemed to be received in respect of Offered Shares, but not dividends or deemed dividends that are deductible in computing the dividend recipient’s taxable income. Tax Proposals released on August 9, 2022, are intended to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” as defined in such Tax Proposals. Resident Holders are advised to consult their own tax advisors regarding the possible implications of these Tax Proposals in their particular circumstances.

Disposition of Offered Shares

Generally, upon a disposition (or a deemed disposition) of an Offered Share (other than to the Corporation unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the Resident Holder’s proceeds of disposition are greater (or less) than the Resident Holder’s adjusted cost base of such Offered Share and any reasonable costs of disposition. The adjusted cost base to the Resident Holder of an Offered Share acquired pursuant to the Offering will be determined by averaging the cost of such Offered Share with the adjusted cost base of all Common Shares of the Corporation owned by the Resident Holder as capital property immediately before the time of acquisition, if any. The tax treatment of capital gains and capital losses is discussed below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”), realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for that year and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and in the circumstances described in the Tax Act. Capital gains realized by an individual (other than certain trusts) may give rise to minimum tax.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition (or deemed disposition) of an Offered Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such Offered Share (or a share substituted for such Offered Share) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for a refundable tax on its “aggregate investment income” which is defined in the Tax Act to include an amount in respect of taxable capital gains. Tax Proposals released on August 9, 2022, are intended to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” as defined in such Tax Proposals. Resident Holders are advised to consult their own tax advisors regarding the possible implications of these Tax Proposals in their particular circumstances.

Taxation of Non-Resident Holders

This portion of the summary is applicable to a Holder who, at all relevant times, is neither resident in Canada nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold, (and is not deemed to use or hold) the Offered Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”).

Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada. Such Non-Resident Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Dividends on Offered Shares

Dividends paid or credited (or deemed to be paid or credited) to a Non-Resident Holder by the Corporation will be subject to Canadian withholding tax at the rate of 25%, subject to a reduction of such rate under the terms of an applicable income tax treaty or convention. In general, in the case of a Non-Resident Holder who is a resident of the United States for purposes of the Canada-United States Tax Convention (1980), as amended (the “Treaty”), who is the beneficial owner of the dividend, and who qualifies for full benefits of the Treaty, the rate of such withholding tax will be reduced to 15% (or 5% if the beneficial owner of such dividend is a corporation that owns, directly or indirectly, at least 10% of the voting stock of the Corporation). Non-Resident Holders are urged to consult their own advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless the Offered Share constitutes (or is deemed to constitute) “taxable Canadian property” of such Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention.

Provided the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and the NYSE) at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) 25% or more of the issued shares of any class or series of the capital stock of the Corporation were owned by or belonged to one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, Offered Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

If the Offered Shares are taxable Canadian property of a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Offered Shares may not be subject to tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention. A Non-Resident Holder’s capital gain or capital loss on a disposition or deemed disposition of Offered Shares that constitute, or are deemed to constitute, taxable Canadian property and are not exempt from the Tax Act by virtue of an applicable income tax treaty or convention will generally be computed as discussed above under “Taxation of Resident Holders – Taxation of Capital Gains and Capital Losses”. Non-Resident Holders whose Offered Shares constitute taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of the Offered Shares acquired pursuant to this Prospectus Supplement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of Offered Shares pursuant to this Offering. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder is urged to consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

THE FOLLOWING SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF OFFERED SHARES AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. PROSPECTIVE HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR CONSEQUENCES TO THEM UNDER U.S. FEDERAL, STATE AND LOCAL, AND APPLICABLE FOREIGN, TAX LAWS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OFFERED SHARES.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions, and the Treaty, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares acquired pursuant to this Prospectus Supplement that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of Offered Shares that is not a U.S. Holder or an entity classified as a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal, state or local tax consequences to Non-U.S. Holders arising from or relating to the acquisition, ownership and disposition of Offered Shares. Accordingly, a Non-U.S. Holder is urged to consult its own tax advisors regarding the U.S. federal, state or local and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership and disposition of Offered Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or U.S. Holders that are traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities) or are S corporations (and shareholders thereof); (i) are subject to special tax accounting rules; (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the Corporation’s outstanding shares; (k) are U.S. expatriates or former long-term residents of the U.S.; (l) hold Offered Shares in connection with a trade or business, permanent establishment or fixed base outside the United States; or (m) are subject to the alternative minimum tax. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, are urged to consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such partners (or other owners). This summary does not address the tax consequences to any such entity or arrangement or partner (or other owner). Partners (or other owners) of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes are urged to consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares.

Passive Foreign Investment Company Rules

If the Corporation is considered a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe certain potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares.

The Corporation believes that it was classified as a PFIC for its prior tax year, and based on current business plans and financial expectations, the Corporation expects that it may be a PFIC for its current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Corporation as a PFIC has been obtained or is currently planned to be requested. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the Corporation’s PFIC status for the current year and future years cannot be predicted with certainty as of the date of this Prospectus Supplement. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by the Corporation. Each U.S. Holder is urged to consult its own tax advisor regarding the Corporation’s status as a PFIC and the PFIC status of each non-U.S. subsidiary of the Corporation.

In any year in which the Corporation is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders are urged to consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Corporation generally will be a PFIC for any tax year in which (a) 75% or more of the gross income of the Corporation for such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of the assets of the Corporation either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Corporation will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Corporation from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Corporation is a PFIC, U.S. Holders will be deemed to own their proportionate share of any of the Corporation’s subsidiaries which is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under the “Default PFIC Rules Under Section 1291 of the Code” discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Offered Shares are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Offered Shares.

Default PFIC Rules Under Section 1291 of the Code

If the Corporation is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the purchase of Offered Shares and the acquisition, ownership, and disposition of Offered Shares will depend on whether such

U.S. Holder makes a “qualified electing fund” or “QEF” election under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to Offered Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be taxable as described below.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Offered Shares and (b) any excess distribution received on the Offered Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Offered Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale, exchange or other taxable disposition of Offered Shares of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any “excess distribution” received on such Offered Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Offered Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Corporation is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Offered Shares, it will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. If the Corporation ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Offered Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such Offered Shares were sold on the last day of the last tax year for which the Corporation was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Offered Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Offered Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the Corporation’s net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the Corporation’s ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Corporation is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Corporation. However, for any tax year in which the Corporation is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from the Corporation to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the

Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Offered Shares in which the Corporation was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Corporation ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Corporation is not a PFIC. Accordingly, if the Corporation becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Corporation qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Corporation will satisfy the record keeping requirements that apply to a QEF, or that the Corporation will supply U.S. Holders with a PFIC Annual Information Statement or other information that such U.S. Holders are required to report under the QEF rules, in the event that the Corporation is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if the Corporation does not provide the required information with regard to the Corporation or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to Offered Shares only if the Offered Shares are marketable stock. The Offered Shares generally will be “marketable stock” if the Offered Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Offered Shares are “regularly traded” as described in the preceding sentence, the Offered Shares are expected to be marketable stock. However, there can be no assurance that the Offered Shares will be “regularly traded” in subsequent calendar quarters. U.S. Holders are urged to consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Offered Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Offered Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in the Offered Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Offered Shares, over (ii) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Offered Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Offered Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder is urged to consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Offered Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Offered Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Offered Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders are urged to consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Corporation is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Offered Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Offered Shares.

In addition, a U.S. Holder who acquires Offered Shares from a decedent will not receive a “step up” in tax basis of such Offered Shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder is urged to consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares.

General Rules Applicable to U.S. Holders of the Acquisition, Ownership, and Disposition of Offered Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Offered Shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Corporation Rules.”

Distributions on Offered Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits”, as computed under U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Corporation is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Corporation may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by the Corporation with respect to the Offered Shares will constitute ordinary dividend income. Dividends received on Offered Shares generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided the Corporation is eligible for the benefits of the Treaty, or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Corporation to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Corporation not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

Upon the sale or other taxable disposition of Offered Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Offered Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Offered Shares have been held for more than one year. Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Offered Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder is urged to consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Offered Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Offered Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Treaty may elect to treat such gains or losses as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has recently released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC and the Foreign Tax Credit Regulations rules, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder is urged to consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax laws and Treasury Regulations certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders are urged to consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Offered Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder is urged to consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

RISK FACTORS

Before deciding to invest in the Offered Shares, investors should carefully consider all of the information contained in, and incorporated or deemed to be incorporated by reference in, this Prospectus Supplement and the Prospectus. An investment in the Offered Shares is subject to certain risks, including risks related to the business of the Corporation, risks related to mining operations and risks related to the Corporation’s securities described in the documents incorporated or deemed to be incorporated by reference in the Prospectus and herein by reference. See the risk factors below and the “Risk Factors” section of the documents incorporated or deemed to be incorporated by reference herein and therein. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations and prospects.

No certainty regarding the net proceeds to the Corporation

There is no certainty that the $500,000,000 will be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell, on the Corporation’s behalf, the Offered Shares designated by the Corporation, but the Corporation is not required to request the sale of the maximum amount offered or any amount and, if the Corporation requests a sale, the Agents are not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Corporation, the Corporation may raise substantially less than the maximum total offering amount or nothing at all.

Discretion in the Use of Proceeds

The Corporation intends to use the net proceeds of the Offering as described under “Use of Proceeds”, but management of the Corporation will have broad discretion over the use of the net proceeds from an offering of Offered Shares and could spend the proceeds in ways that do not improve the Corporation’s results of operations or enhance the value of the Common Shares. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Corporation’s business and cause the price of the securities of the Corporation to decline. Pending their use, the Corporation may also invest net proceeds from an offering of its Securities in a manner that does not produce income or that loses value.

Future sales or issuances of securities

The Corporation may issue additional securities to finance future activities outside of the Offering. The Corporation cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Offered Shares. Sales or issuances of substantial numbers of Offered Shares, or the expectation that such sales could occur, may adversely affect prevailing market prices of the Offered Shares. In connection with any issuance of Offered Shares, investors will suffer dilution to their voting power and the Corporation may experience dilution in its earnings per share.

Trading Price and Volatility of Common Shares

The trading price of the Common Shares may be subject to large fluctuations. The trading price of the Common Shares may increase or decrease in response to a number of events and factors, including: the price of metals and minerals including the price of uranium; the Corporation’s operating performance and the performance of competitors and other similar companies; exploration and development of the Corporation’s properties; the public’s reaction to the Corporation’s press releases, other public announcements and the Corporation’s filings with the various securities regulatory authorities; sales of the Common Shares in the marketplace; changes in recommendations by research analysts who track the Common Shares or the shares of other companies in the resource sector; changes in general economic conditions; the number of Common Shares to be publicly traded after the Offering or additional issuances of Common Shares; the arrival or departure of key personnel; and acquisitions, strategic alliances or joint ventures involving the Corporation or its competitors.

In addition, the market price of the Common Shares is affected by many variables not directly related to the Corporation’s success and not within the Corporation’s control, including: developments that affect the market for all resource sector shares; the breadth of the public market for the Corporation’s common shares; and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. As a result of these and other factors, the Corporation’s share price may be volatile in the future and may decline below the price at which an investor acquired its shares. Accordingly, investors may not be able to sell their securities at or above their acquisition cost.

Purchasers who purchase Offered Shares in the Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Corporation will have discretion, subject to market demand, to vary the timing, prices and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Purchasers may experience a decline in the value of their Common Shares as a result of Common Share sales made at prices lower than the prices paid by such purchaser.

The Corporation expects to be a “passive foreign investment company” or “PFIC”, which may result in adverse U.S. Federal Income Tax Consequences for U.S. Shareholders

The Corporation believes that it was classified as a PFIC for its prior tax year, and based on current business plans and financial expectations, the Corporation expects that it may be a PFIC for its current tax year and may be a PFIC in future tax years. If the Corporation is a PFIC for any year during a U.S. taxpayer’s holding period of Offered Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Offered Shares or any so-called ‘‘excess distribution’’ received on its Offered Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF Election (as defined above) or a Mark-to-Market Election (as defined above). U.S. taxpayers should be aware that there can be no assurances that the Corporation will satisfy the record keeping requirements that apply to a QEF (as defined above), or that the Corporation will supply U.S. taxpayers with a PFIC Annual Information Statement or other information that such U.S. taxpayers are required to report under the QEF rules, in the event that the Corporation is a PFIC and, accordingly, prospective investors should assume that a QEF Election will not be available. A U.S. taxpayer that makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Offered Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion above under the heading “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.” Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Offered Shares.

Loss of Foreign Private Issuer Status in the Future

The Corporation may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Corporation fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Corporation under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Corporation incurs as a Canadian foreign private issuer eligible to use the MJDS. If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

LEGAL MATTERS

The issue and sale of the Offered Shares will be passed upon for the Corporation as to matters of Canadian law by Farris LLP and as to matters of U.S. law by Dorsey & Whitney LLP and on behalf of the Agents by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters.

As at the date of this Prospectus Supplement, the partners and associates of Farris LLP, as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of NexGen are KPMG LLP, Chartered Professional Accountants, 11th Floor, 777 Dunsmuir Street, Vancouver, BC V7Y 1K3. KPMG LLP has confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and that they are independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards.

The transfer agent and registrar for the Offered Shares is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario and Vancouver, British Columbia.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement on Form F-10 of which this Prospectus Supplement forms a part: the documents listed under “Documents Incorporated by Reference” in this Prospectus Supplement; the form of indenture for debt securities; auditor and expert consents; and powers of attorney from certain of the Corporation’s directors and officers. A copy of the form of any applicable underwriting agreement, warrant agreement, subscription receipt agreement or supplemental indenture will be filed by post-effective amendment or by incorporation by reference to documents filed with or furnished to the SEC under the Exchange Act.

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements is available.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities in those jurisdictions.

This short form base shelf prospectus does not constitute an offer to sell or an invitation to subscribe for, or solicitation of an offer to subscribe for or buy, these securities to any person in Australia. This short form prospectus has not been, and will not be, and no other disclosure document in relation to these securities will be lodged with the Australian Securities and Investments Commission or any other regulatory authority in Australia and this short form base shelf prospectus is not, and does not purport to be, a document containing disclosure to investors for the purposes of Part 6D.2 or 7.9 of the Corporations Act 2001 (Cth) (“Australian Corporations Act”). It is not intended to be used in connection with any offer for which such disclosure is required and does not contain all the information that would be required by those provisions if they applied. It is not to be provided to any ‘retail client’ as defined in section 761G of the Australian Corporations Act. The Corporation is not licensed in Australia to provide financial product advice in respect of these securities. Australian cooling-off rights do not apply to the acquisition of these securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of NexGen Energy Ltd. at Suite 3150 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 (Telephone (604) 428-4112), and are also available electronically at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	December 8, 2023

NEXGEN ENERGY LTD.

$500,000,000

Common Shares

Warrants

Subscription Receipts

Units

Debt Securities

NexGen Energy Ltd. (“NexGen” or the “Corporation”) may offer and sell from time to time common shares of the Corporation (“Common Shares”), warrants (“Warrants”) to purchase any of the other securities that are described in this short form base shelf prospectus (the “Prospectus”), subscription receipts (“Subscription Receipts”), units (“Units”) comprised of one or more of any of the other securities that are described in this Prospectus, debt securities (in each case, “Debt Securities”) or any combination of such securities (all of the foregoing collectively, the “Securities” and individually, each a “Security”) for up to an aggregate offering price of $500,000,000 (or its equivalent in other currencies), in one or more transactions during the 25 month period that this Prospectus, including any amendments hereto, remains effective.

NexGen is permitted, under a multi-jurisdictional disclosure system (the “MJDS”) adopted in the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The Corporation prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Thus, the Corporation’s financial statements may not be comparable to the financial statements of United States companies.

Purchasers of Securities should be aware that the acquisition, ownership and disposition of Securities may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are citizens of, or resident in, the United States are not described fully herein and may not be fully described in any applicable Prospectus Supplement (as defined below). Purchasers of Securities should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of the Province of British Columbia, Canada, that most of its officers and directors are residents of Canada, that some of the experts named in this Prospectus are residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons are located outside of the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Corporation will provide the specific terms of any offering of Securities, including the specific terms of the Securities with respect to a particular offering and the terms of such offering, in one or more prospectus supplements (each a “Prospectus Supplement”) to this Prospectus. The Securities may be offered separately or together or in any combination, and as separate series.

In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation or a subsidiary of the Corporation. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

An investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See “Cautionary Statement On Forward-Looking Information” and “Risk Factors”.

An investor should read this Prospectus and the applicable Prospectus Supplement carefully before investing in any Securities.

All dollar amounts in this Prospectus are in Canadian dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

All information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. For the purposes of applicable securities laws, each Prospectus Supplement will be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains.

The Securities may be sold pursuant to this Prospectus directly to investors or through underwriters, dealers or agents designated from time to time, at amounts and prices and other terms determined by the Corporation. A Prospectus Supplement will set out the names of any underwriters, dealers or agents involved in the sale of the Securities, the amounts, if any, to be purchased by underwriters, and the plan of distribution for such Securities, including the net proceeds the Corporation expects to receive from the sale of such Securities, the amounts and prices at which such Securities are sold and the compensation of such underwriters, dealers or agents. This Prospectus may qualify an “at-the-market-distribution” as such term is defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”). In connection with any offering (other than an at-the-market distribution or as otherwise specified in a Prospectus Supplement), the underwriters or agents may, subject to applicable law, over-allot or effect transactions that stabilize or maintain the market price of the Securities offered at levels other than that which might otherwise exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. No underwriter, dealer or agent involved in an “at-the-market” distribution under this Prospectus, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such underwriter, dealer or agent will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. See “Plan of Distribution”. As of the date of this Prospectus, no underwriter or dealer is in a contractual relationship with the Corporation requiring the underwriter or dealer to distribute Securities under this Prospectus. Accordingly, no underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

The Corporation does not intend to qualify for issuance under this Prospectus “specified derivatives” or “asset backed securities” that are “novel”, all within the meaning of applicable securities laws.

The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “NXE”. On December 7, 2023, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $9.00. In addition, the Common Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “NXE”. On December 7, 2023, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the NYSE was US$6.61. In addition, the Common Shares are listed on the Australian Securities Exchange (the “ASX”) as Chess Depositary Instruments (“CDIs”), with each CDI representing one Common Share, under the symbol “NXG”. On December 7, 2023, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the ASX was A$10.03. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Shares will not be listed on any securities exchange. There is currently no market through which such Securities other than Common Shares may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus and the Prospectus Supplement relating to such Securities. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

The Corporation’s head office is located at Suite 3150 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 and its registered office is located at 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3.

Directors of the Corporation residing outside of Canada have appointed NexGen Energy Ltd. at Suite 3150 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the person has appointed an agent for service of process.

Name of Person	Name and Address of Agent
Warren Gilman	NexGen Energy Ltd. Suite 3150 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3

Chris McFadden	NexGen Energy Ltd. Suite 3150 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3

Donald Roberts	NexGen Energy Ltd. Suite 3150 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3

Trevor Thiele	NexGen Energy Ltd. Suite 3150 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3

ABOUT THIS SHORT FORM PROSPECTUS

In this Prospectus, the Corporation and its subsidiaries are collectively referred to as the “Corporation” or “NexGen”, unless the context otherwise requires. Readers should rely only on the information contained or incorporated by reference in this Prospectus. The Corporation has not authorized anyone to provide readers with information that is different or additional information from that contained in this Prospectus. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. The Corporation takes no responsibility for, and can provide no assurance as to the reliability of any other information that others may give readers of this Prospectus. The Corporation is not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted.

Readers should not assume that the information contained in this Prospectus, any applicable Prospectus Supplement or any document incorporated by reference herein and therein is accurate as of any date other than the date on the front cover of this Prospectus, any applicable Prospectus Supplement or the respective dates of the documents incorporated by reference herein and therein, regardless of the time of delivery or of any sale of the Securities pursuant thereto. It should be assumed that the information appearing in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements. The Corporation does not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the website of the Corporation, www.nexgenergy.ca, shall not be deemed to be a part of this Prospectus, any applicable Prospectus Supplement or document incorporated by reference herein or therein, and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this Prospectus constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information herein and in the documents incorporated by reference herein are provided as of the date of such documents only, and the Corporation does not intend, and does not assume any obligation, to update this forward-looking information and statements, except as required by law. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking information and statements contained or incorporated by reference in this Prospectus include statements with respect to the future financial and operating performance of NexGen; planned exploration and development activities; the future interpretation of geological information; the cost and results of operational activities including objectives, exploration, development and evaluation activities; expectations regarding mineral reserves and mineral resources; realization of mineral reserves and mineral resource estimates; reclamation costs and timing; results of the Rook I FS Technical Report (as defined below); expectations with respect to the process for and receipt of regulatory approvals, permits and licenses under governmental and other applicable regulatory regimes; future financings and the ability to raise capital; the future price of uranium; requirements for additional capital; and the listing of Securities on any securities exchange.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts of NexGen about NexGen’s business and the industry and markets in which it operates.

Forward-looking information and statements are made based upon numerous assumptions, including among others, that the results of planned exploration and development activities are as anticipated and on time; the price of uranium and other market conditions and factors; the cost of planned exploration and development activities; there will be limited changes in any project parameters as plans continue to be refined; the advancement of the front end engineering and design stage of the Rook I Project and continued progress through critical path detailed engineering and procurement phases; that financing will be available if and when needed and on reasonable terms; that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration and development activities will be available on reasonable terms and in a timely manner; that there will be no revocation of government approvals and that general business, economic, competitive, social and political conditions will not change in a material adverse manner; financial and uranium markets will not be adversely affected by a global pandemic (including COVID-19); suppliers, employees, contractors and subcontractors will be available to continue operations as needed; demand for, and supply of, uranium, including long-term contracting, public perception of nuclear power and construction, maintenance and operation of nuclear power facilities; tax rates, interest rates and exchange rates; mineral reserve and resources estimates and the assumptions on which they are based; and the listing of Common Shares qualified by this document on any securities exchange. Although the assumptions made by the Corporation in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing; uncertainty of the availability of additional financing; price of uranium; the appeal of alternate sources of energy; exploration and development risks; uninsurable risks; reliance upon key management and other personnel; imprecision of mineral resource estimates; potential cost overruns on any development; pending assay results; changes in climate or increases in environmental regulation; aboriginal title and consultation issues; deficiencies in the Corporation’s title to its properties; information security and cyber threats; failure to manage conflicts of interest; failure to obtain or maintain required permits and licenses; changes in laws, regulations and policy; changes in government policy; competition for resources and financing; volatility in market price of the Common Shares; potentially dilutive future financings; financial and uranium market reactions, as well as effects on individuals on which NexGen relies, as a result of global pandemics (including COVID-19); speculative nature of exploration and development projects; liquidity of securities of NexGen; dilution risks to existing securityholders; risks associated with the sale of securities of NexGen; inability to exploit, expand and replace mineral reserves and mineral resources; and other factors discussed or referred to in this Prospectus under “Risk Factors”.

Although NexGen has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information or statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

There can be no assurance that such information or statements will prove to be accurate, as actual results and future events and actions could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information or statements. The forward-looking information and statements contained in this Prospectus are made as of the date of this Prospectus and, accordingly, are subject to change after such date.

All of the forward-looking statements made in this Prospectus are qualified by these cautionary statements and those made in the Corporation’s other filings with the securities regulators of Canada and the United States including the cautionary statements made in the “Risk Factors” section of this Prospectus, the “Risk Factors” section of the AIF (as defined below), the ‘‘Financial Instruments and Risk Management’’ section of the 2022 MD&A (as defined below), and the risk factors set out in the other documents incorporated by reference herein or in the applicable Prospectus Supplement. These factors are not intended to represent a complete list of the factors that could affect NexGen. NexGen disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law. The Corporation’s public filings with the securities commissions or similar authorities in each of the provinces and territories of Canada, can be found through the SEDAR+ website under the Corporation’s profile at www.sedarplus.ca.

NOTICE REGARDING PRESENTATION OF MINERAL RESERVE AND RESOURCE ESTIMATES

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of NexGen incorporated by reference in this Prospectus have been prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves Definitions and Guidelines” (the “CIM Guidelines”). The definitions of mineral reserves and mineral resources are set out in our disclosure of the Corporation’s mineral reserve and mineral resource estimates that are incorporated by reference in this Prospectus.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of inferred mineral resources will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, investors are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

Canadian disclosure requirements with respect to mineral reserves and mineral resources and mining operations differ from United States disclosure requirements. Accordingly, information contained in this Prospectus containing descriptions of the Corporation’s mineral reserves and mineral resources and mining operations may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

If, after the date of this Prospectus, NexGen is required by Section 4.2(1)(j) of NI 43-101 to file a technical report to support scientific or technical information that relates to a mineral project on a property material to the Corporation, NexGen will file such technical report in accordance with Section 4.2(5)(a)(i) of NI 43-101 as if the words “preliminary short form prospectus” refer to a “shelf prospectus supplement”.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

The Corporation is a corporation existing under the laws of the Province of British Columbia, Canada. A majority of the assets of the Corporation are located outside of the United States and a majority of the directors and officers of the Corporation and some of the experts named in this Prospectus are residents of Canada and a majority of their assets are located outside of the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under United States federal securities laws. There is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

The Corporation has filed with the SEC, concurrently with the registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Puglisi & Associates, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving it in a U.S. court arising out of or related to or concerning the offering of securities under this Prospectus.

CERTAIN AVAILABLE INFORMATION

NexGen is subject to the informational reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the Common Shares are registered under Section 12(b) of the Exchange Act. Accordingly, the Corporation is required to publicly file reports and other information with the SEC. Under the MJDS, the Corporation is permitted to prepare such reports and other information in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. The Corporation’s filings with the SEC are electronically available from the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”), and which may be accessed at www.sec.gov.

The Corporation has filed with the SEC a registration statement on Form F-10 under the United States Securities Act of 1933, as amended, with respect to the Securities. This Prospectus, including the documents incorporated by reference in this Prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation and the Securities, reference is made to the registration statement and the exhibits thereto. The registration statement can be found on EDGAR at www.sec.gov.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All references to “$” in this Prospectus are to Canadian dollars, all references to “US$” are to United States dollars and all references to “A$” are to Australian dollars. On December 7, 2023, the Bank of Canada daily rate of exchange was US$1.00 = $1.3597 or $1.00 = US$0.7355, and A$1.00 = $0.8965 or $1.00 = A$1.1154.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of the Corporation at Suite 3150 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 (Telephone (604) 428-4112) and are also available electronically at www.sedarplus.ca. The filings of the Corporation through SEDAR+ are not incorporated by reference in this Prospectus except as specifically set out herein.

The information incorporated by reference is considered part of this Prospectus, and information filed with the securities commission or similar authorities in each of the provinces and territories of Canada, subsequent to this Prospectus and prior to the termination of a particular offering of Securities referred to in any Prospectus Supplement will be deemed to update and, if applicable, supersede this information. Except as may be set forth in a Prospectus Supplement, the following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	annual information form of the Corporation for the year ended December 31, 2022 dated February 24, 2023 (the “AIF”);

(b)	audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2022 and 2021, together with the notes thereto and the auditor’s report thereon;

(c)	management’s discussion and analysis of financial condition and result of operations of the Corporation for the year ended December 31, 2022 (the “2022 MD&A”);

(d)	unaudited consolidated financial statements of the Corporation as at and for the three and nine month periods ended September 30, 2023, together with the notes thereto;

(e)	management’s discussion and analysis of financial condition and result of operations of the Corporation for the three and nine month periods ended September 30, 2023;

(f)	management information circular dated April 24, 2023, prepared in connection with the annual general and special meeting of shareholders of the Corporation held on June 13, 2023;

(g)

material change report dated August 31, 2023, with respect to, inter alia, the Corporation entering into binding term sheets with respect to a non-brokered private placement (the “2023 Private Placement”) of US$110 million aggregate principal amount of 9.0% unsecured convertible debentures; and

(h)	material change report dated September 22, 2023, with respect to the closing of the 2023 Private Placement.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Prospectus Distributions (excluding confidential material change reports), if filed by the Corporation with a securities commission or similar regulatory authority in Canada after the date of this Prospectus and all Prospectus Supplements (only in respect of the offering of Securities to which that particular Prospectus Supplement relates) disclosing additional or updated information including the documents incorporated by reference therein, filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus is effective, shall be deemed to be incorporated by reference in this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus or the applicable Prospectus Supplement is filed with, or furnished to, the SEC pursuant to the Exchange Act, after the date of this Prospectus or the applicable Prospectus Supplement, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus or the applicable Prospectus Supplement forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein). The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and the readers should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

Upon a new annual information form and annual consolidated financial statements (and accompanying management’s discussion and analysis of financial condition and results of operations) being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management’s discussion and analysis of financial condition and results of operations, and material change reports, filed prior to the commencement of the financial year of the Corporation in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities during the period that this

Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to prospective purchasers of such Securities, together with this Prospectus, and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement but only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes.

The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

NEXGEN ENERGY LTD.

NexGen is engaged in uranium exploration and development. The Corporation’s head office is located at Suite 3150-1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 and its registered office is located at 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3.

NexGen was incorporated on March 8, 2011 under the Business Corporations Act (British Columbia) (the “BCBCA”) as “Clermont Capital Inc.” and changed its name to “NexGen Energy Ltd.” on April 19, 2013.

The Common Shares trade on the TSX and NYSE under the symbol “NXE”, and as CDIs on the ASX under the symbol “NXG”.

NexGen is a reporting issuer in all of the provinces and territories of Canada. The Common Shares are also registered under the Exchange Act, and NexGen is subject to the SEC reporting requirements thereunder. NexGen was admitted to the official list of the ASX as an “ASX Foreign Exempt Listing”.

The Corporation has no material subsidiaries.

General Development of the Business

Overview

NexGen is a British Columbia corporation with a focus on developing into production the 100% owned Rook I Project (the “Rook I Project”) located in the southwestern Athabasca Basin of Saskatchewan, Canada. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in the development of projects from discovery to production. NexGen also owns a portfolio of highly prospective uranium properties in the southwestern Athabasca Basin of Saskatchewan, Canada.

NexGen’s principal asset is currently the Rook I Project, which includes the Arrow discovery in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the South Arrow discovery in July 2017. The Rook I Project consists of 32 contiguous mineral claims totaling 35,065 hectares.

Further information regarding the business of the Corporation, its operations and its mineral properties can be found in the Corporation’s AIF (as defined under “Documents Incorporated by Reference”) and the materials incorporated by reference into this Prospectus. See “Documents Incorporated by Reference”.

Recent Developments

Except as set out below, there have been no material developments in the business of the Corporation since December 31, 2022, being the end of the financial year in respect of which the Corporation filed the AIF, which have not been disclosed in this Prospectus or the documents incorporated by reference herein.

Provincial Environmental Assessment Approval for Rook I Project

On November 9, 2023, the Corporation announced it had received Ministerial approval under the Environmental Assessment Act (Saskatchewan) to proceed with the development of the Rook I Project.

CONSOLIDATED CAPITALIZATION

There has been no material change in the consolidated capitalization of the Corporation since September 30, 2022, the date of the Corporation’s most recent financial statements.

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Corporation that will result from the issuance of Securities pursuant to such Prospectus Supplement.

PLAN OF DISTRIBUTION

During the 25 month period that this Prospectus remains valid, the Corporation may offer for sale and issue Securities directly to one or more purchasers, through agents, or through underwriters or dealers designated by the Corporation from time to time. The Corporation may distribute the Securities from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the times of sale, at prices related to prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102 of the Canadian Securities Administrators, including sales made directly on the TSX, NYSE, ASX or other existing trading markets for the Securities. A description of such pricing will be disclosed in the applicable Prospectus Supplement. The Corporation may offer Securities in the same offering, or it may offer Securities in separate offerings.

In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation or one of its subsidiaries. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

A Prospectus Supplement will describe the terms of each specific offering of Securities, including (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered; (ii) the name or names of any agents, underwriters or dealers involved in such offering of Securities; (iii) the purchase price of the Securities offered thereby and the Corporation’s net proceeds; (iv) any agents’ commission, underwriting discounts and other items constituting compensation payable to agents, underwriters or dealers; and (v) any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers.

If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. Securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and outlined in the applicable Prospectus Supplement and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers may be changed from time to time. If, in connection with the offering of the Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.

The Securities may also be sold: (i) directly by the Corporation at such prices and upon such terms as agreed to by the Corporation and the purchaser of such Securities; or (ii) through agents designated by the Corporation from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Corporation to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a “best efforts” basis for the period of its appointment.

The Corporation may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered under any Prospectus Supplement. Agents, underwriters or dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

Agents, underwriters or dealers may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an at-the-market distribution as defined in and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws, which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to at-the-market distributions, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under the Prospectus and applicable Prospectus Supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

The Corporation may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities from the Corporation at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.

Each class or series of Securities, other than the Common Shares, will be a new issue of Securities with no established trading market. Subject to applicable laws, any underwriter may make a market in such Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. There may be limited liquidity in the trading market for any such Securities. Unless otherwise specified in the applicable Prospectus Supplement, the Corporation does not intend to list any of the Securities other than the Common Shares on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no trading market through which Warrants, Subscription Receipts, Units and Debt Securities may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

USE OF PROCEEDS

The net proceeds to the Corporation from any offering of Securities, the proposed use of those proceeds and the specific business objectives which the Corporation expects to accomplish with such proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities.

The Corporation had negative cash flow from operating activities for the year ended December 31, 2022 and the third quarter ended September 30, 2023. If the Corporation incurs negative cash flow from operating activities for future financial periods, it may need to deploy a portion of its working capital to fund those negative cash flows or seek additional sources of funding.

There may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management of the Corporation will have broad discretion in the application of the proceeds of an offering of Securities. The actual amount that the Corporation spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under “Risk Factors” and any other factors set forth in the applicable Prospectus Supplement.

DESCRIPTION OF COMMON SHARES

NexGen is authorized to issue an unlimited number of Common Shares and 522,826,722 Common Shares were issued and outstanding as of the date of this Prospectus. There are no limitations contained in the articles or notice of articles of NexGen on the ability of a person who is not a Canadian resident to hold Common Shares or exercise the voting rights associated with Common Shares. In addition, as of the date of this Prospectus, there were 48,450,802 Common Shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $4.47, for a total of 571,277,524 Common Shares on a fully-diluted basis.

The Corporation may issue Common Shares, separately or together, Warrants, Subscription Receipts, Units, Debt Securities or any combination thereof, as the case may be.

A summary of the rights of the Common Shares is set forth below.

Dividends

Holders of Common Shares are entitled to receive equally, share for share, dividends when, as and if declared by the board of directors of NexGen out of funds legally available therefor.

Liquidation

In the event of the dissolution, liquidation, or winding up of NexGen, holders of Common Shares are entitled to share rateably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of NexGen’s indebtedness.

Voting

Holders of Common Shares are entitled to receive notice of and to attend all meetings of shareholders of the Corporation and are entitled to one vote for each share on all matters voted on by shareholders, including the election of directors.

DESCRIPTION OF WARRANTS

The Corporation may issue Warrants to purchase, separately or together, Common Shares, Warrants, Subscription Receipts, Units, Debt Securities or any combination thereof, as the case may be.

The Warrants will be issued under a separate Warrant agreement or indenture. A copy of the Warrant agreement or indenture relating to an offering of Warrants will be filed by the Corporation with applicable securities regulatory authorities in Canada after it has been entered into by the Corporation. The following describes the general terms that will apply to any Warrants that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The specific terms and provisions of the Warrants, and the extent to which the general terms of the Warrants described in this Prospectus apply to those Warrants, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Warrants offered;

•	the price or prices, if any, at which the Warrants will be issued;

•	the currency at which the Warrants will be offered and in which the exercise price under the Warrants may be payable;

•	upon exercise of the Warrant, the events or conditions under which the amount of Securities may be subject to adjustment;

•	the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

•	if applicable, the identity of the Warrant agent;

•	whether the Warrants will be listed on any securities exchange;

•	whether the Warrants will be issued with any other Securities and, if so, the amount and terms of these securities;

•	any minimum or maximum subscription amount;

•

whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Warrants and the Securities to be issued upon exercise of the Warrants;

•	material Canadian federal income tax consequences and United States federal income tax consequences of owning the Warrants and the Securities issued upon exercise of the Warrants;

•	any other rights, privileges, restrictions and conditions attaching to the Warrants and the Securities to be issued upon exercise of the Warrants; and

•	any other material terms or conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of the Securities purchasable upon such exercise, including any right to receive payments of dividends or any right to vote such underlying Securities.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The Corporation may issue Subscription Receipts that will entitle holders to receive, upon satisfaction of certain release conditions and for no additional consideration, separately or together, Common Shares, Warrants, Subscription Receipts, Units, Debt Securities or any combination thereof, as the case may be.

The Subscription Receipts will be issued under one or more agreements or indentures, each to be entered into between the Corporation and an escrow agent to be named in the applicable Prospectus Supplement. A copy of the Subscription Receipts agreement or indenture relating to an offering of Subscription Receipts will be filed by the Corporation with applicable securities regulatory authorities in Canada after it has been entered into by the Corporation. The following describes the general terms that will apply to any Subscription Receipts that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The specific terms and provisions of the Subscription Receipts, and the extent to which the general terms of the Subscription Receipts described in this Prospectus apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Subscription Receipts offered;

•	the price or prices, if any, at which the Subscription Receipts will be issued;

•	the manner of determining the offering price(s);

•	the currency at which the Subscription Receipts will be offered and whether the price is payable in installments;

•	the Securities into which the Subscription Receipts may be exchanged;

•	conditions to the exchange of Subscription Receipts into Securities and the consequences of such conditions not being satisfied;

•	the number of Securities that may be issued upon the exchange of each Subscription Receipt, and the events or conditions under which the amount of Securities may be subject to adjustment;

•	the dates or periods during which the Subscription Receipts may be exchanged;

•	the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically exchanged;

•

provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

•	if applicable, the identity of the escrow agent;

•	whether the Subscription Receipts will be listed on any securities exchange;

•	whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•

whether the Subscription Receipts are to be issued in registered form, “book-entry only” form, non- certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

•

material Canadian federal income tax consequences and United States federal income tax consequences of owning the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

•	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts; and

•	any other material terms or conditions of the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts.

Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the securities for which the Subscription Receipts may be exchanged, including any right to receive payments of dividends or any right to vote such underlying securities.

DESCRIPTION OF UNITS

The Corporation may issue Units consisting of one or more, separately or together, Common Shares, Warrants, Subscription Receipts, Debt Securities or any combination thereof, as the case may be.

Each Unit will be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security. The following describes the general terms that will apply to any Units that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The specific terms and provisions of the Units, and the extent to which the general terms of the Units described in this Prospectus apply to those Units, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Units offered;

•	the price or prices, if any, at which the Units will be issued;

•	the manner of determining the offering price(s);

•	the currency at which the Units will be offered;

•	the Securities comprising the Units;

•	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•

whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Units or the Securities comprising the Units;

•	material Canadian federal income tax consequences and United States federal income tax consequences of owning the Securities comprising the Units;

•	any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

•

any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

DESCRIPTION OF DEBT SECURITIES

The Corporation may issue Debt Securities, separately or together with Common Shares, Warrants, Subscription Receipts, Units or any combination thereof, as the case may be.

The Debt Securities will be issued under a separate agreement or indenture. A copy of the agreement or indenture relating to an offering of Debt Securities will be filed by the Corporation with applicable securities regulatory authorities in Canada after it has been entered into by the Corporation. The following describes the general terms that will apply to any Debt Securities that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Debt Securities offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The specific terms and provisions of the Debt Securities, and the extent to which the general terms of the Debt Securities described in this Prospectus apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

•	any limit upon the aggregate principal amount of such Debt Securities;

•

the currency or currency units for which such Debt Securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars);

•	the issue price (at par, at a discount or at a premium) of such Debt Securities;

•	the date or dates on which such Debt Securities will be issued and delivered;

•	the date or dates on which such Debt Securities will mature, including any provision for the extension of a maturity date, or the method of determination of such date;

•	the rate or rates per annum (either fixed or floating) at which such Debt Securities will bear interest (if any) and, if floating, the method of determination of such rate;

•

the date or dates from which any such interest will accrue and on which such interest will be payable and the record date or dates for the payment of such interest, or the method of determination of such date(s);

•	if applicable, the provisions for subordination of such Debt Securities to other indebtedness of the Corporation;

•	if applicable, whether the obligations under the Debt Securities are secured or unsecured obligations of the Corporation;

•	the trustee under any applicable trust indenture pursuant to which such Debt Securities are to be issued;

•	any redemption term or terms under which such Debt Securities may be terminated whether at or prior to maturity;

•	any repayment or sinking fund provisions;

•	any events of default applicable to such Debt Securities;

•	whether such Debt Securities are to be issued in registered form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•

any exchange or conversion terms, including terms relating to the conversion of the Debt Securities into Common Shares or other securities of the Corporation, and any provisions for the adjustment thereof;

•

if applicable, the ability of the Corporation to satisfy all or a portion of any redemption of such Debt Securities, any payment of any interest on such Debt Securities or any repayment of the principal owing upon the maturity of such Debt Securities through the issuance of securities of the Corporation or of any other entity, and any restrictions on the persons to whom such securities may be issued;

•	the provisions applicable to the modification of the terms of the indenture; and

•	any other material terms or covenants applicable to such Debt Securities.

Prior to the exercise of any Debt Securities, holders of such Debt Securities will not have any of the rights of holders of the any securities that they would receive up upon a due exercise or conversion of the Debt Securities, including any right to receive payments of dividends or any right to vote such underlying securities.

EARNINGS COVERAGE RATIOS

The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.

PRIOR SALES

Information in respect of the Common Shares that the Corporation issued within the previous 12-month period, including Common Shares that the Corporation issued either upon the exercise of options, or which were granted under the Corporation’s stock option plan, or any other equity compensation plan, will be provided as required in a Prospectus Supplement with respect to the issuance of securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares are currently listed on the TSX under the trading symbol “NXE”, the NYSE under the trading symbol “NXE” and as CDIs on the ASX under the trading symbol “NXG”. Trading price and volume of the Corporation’s Securities will be provided as required, as applicable, in each Prospectus Supplement to this Prospectus.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor acquiring any Securities offered thereunder. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain United States federal income tax consequences to an investor acquiring any Securities offered thereunder. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

RISK FACTORS

The operations of the Corporation are speculative due to the high-risk nature of its business which is the exploration and development of mining properties. Before making an investment decision in Securities of the Corporation, prospective purchasers should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the applicable Prospectus Supplement. There are certain risks inherent in an investment in the Securities, including any risk factors described herein or in a document incorporated by reference herein, which investors should carefully consider before investing. Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement. Some of the factors described herein, in the documents incorporated by reference herein, and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the risk factors described herein, in the AIF, in another document incorporated by reference herein or in the applicable Prospectus Supplement occur, it could have a material adverse effect on the business, financial condition and results of operations of the Corporation. Additional risks and uncertainties of which the

Corporation currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation’s business, financial condition and results of operation. The Corporation cannot assure you that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described herein, in the AIF, in the 2022 MD&A, and in the other documents incorporated by reference herein or in the applicable Prospectus Supplement or other unforeseen risks.

Use of Proceeds

While detailed information regarding the use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement, the Corporation will have broad discretion over the use of the net proceeds from an offering of Securities and could spend the proceeds in ways that do not improve the Corporation’s results of operations or enhance the value of its securities. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Corporation’s business and cause the price of the securities of the Corporation to decline. Pending their use, the Corporation may also invest net proceeds from an offering of its Securities in a manner that does not produce income or that loses value.

Future Sales or Issuances of Securities

The Corporation may issue additional securities to finance future activities outside of the potential offerings under this Prospectus. The Corporation cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Securities of the Corporation. Sales or issuances of substantial numbers of the Corporation’s securities, or the expectation that such sales could occur, may adversely affect prevailing market prices of its Securities. In connection with any issuance of securities of the Corporation, investors may suffer dilution to their voting power and the Corporation may experience dilution in its earnings per share.

Market for Securities

There is currently no market through which the Corporation’s securities, other than its Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, the Corporation’s Warrants, Subscription Receipts, Units and Debt Securities will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, investors may not be able to resell Warrants, Subscription Receipts, Units or Debt Securities purchased under this Prospectus and the applicable Prospectus Supplement. This may affect the pricing of the Corporation’s securities, other than its Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of trading regulation. There can be no assurance that an active trading market will develop for the aforementioned securities, or, if developed, that such a market will be sustained at the price level at which it was offered.

General Inflationary Pressures

General inflationary pressures may affect labour and other costs, which could have a material adverse effect on the Corporation’s financial condition, results of operations and the capital expenditures required to advance the Corporation’s business plans. There can be no assurance that any governmental action taken to control inflationary or deflationary cycles will be effective or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on the Corporation’s business, results of operations, cash flow, financial condition and the price of the Common Shares.

Foreign Currency Risks

Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Securities denominated in currencies other than the currency primarily used by such purchaser. Such Securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

These are not the only risks and uncertainties that the Corporation faces. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently considers immaterial may also impair its business operations. These risk factors could materially affect the Corporation’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

Negative Cash Flow

The Corporation had negative operating cash flow for the fiscal year ended December 31, 2022 and the third quarter ended September 30, 2023. The Corporation’s ability to generate positive operating cash flow will depend on a number of factors, including, among others, the successful development and commercialization of its Rook I Project or other assets. To the extent the Corporation has negative cash flows in future periods, the Corporation may use a portion of its general working capital or seek additional financing to fund such negative cash flows. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Corporation as those previously obtained, or at all.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to the Securities, the issue and sale of the Securities will be passed upon for the Corporation as to matters of Canadian law by Farris LLP and as to matters of U.S. law by Dorsey & Whitney LLP. As at the date of this Prospectus, the partners and associates of Farris LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation.

EXEMPTIONS AND APPROVALS

Pursuant to a decision of the Autorité des marchés financiers dated November 23, 2023, the Corporation was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference therein and any Prospectus Supplement to be filed in relation to an “at-the-market distribution.” This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an “at-the-market distribution” be translated into French if the Corporation offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market distribution.”

EXPERTS

Mr. Kevin Small, P.Eng., Senior Vice President, Operations and Engineering for NexGen and Mr. Jason Craven, P.Geo., Exploration Manager for NexGen, who are each a “Qualified Person” within the meaning of this term in NI 43-101, has reviewed and approved sections of the documents incorporated by reference into this Prospectus that are of a scientific or technical nature. To the knowledge of NexGen, each of Messrs. Small and Craven is the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Common Shares.

The NI 43-101 technical report titled “Arrow Deposit, Rook I Project, Saskatchewan, NI 43-101 Technical Report on Feasibility Study”, with an effective date of February 22, 2021, and as amended and restated on March 10, 2021 (the “Rook I FS Technical Report”) was authored by Mr. Mark Hatton, P.Eng., Stantec Consulting Ltd; Mr. Paul O’Hara, P.Eng., Wood Canada Limited; and Mr. Mark Mathisen, C.P.G., Roscoe Postle Associates (USA) Ltd. (now a part of SLR International Corporation). Each of Messrs. Hatton, O’Hara and Mathisen were independent in accordance with the requirements of NI 43-101. To the knowledge of NexGen as of the date hereof, each of Messrs. Hatton, O’Hara and Mathisen, and each of the respective partners, employees and consultants of Stantec Consulting Ltd, Wood Canada Limited and Roscoe Postle Associates Inc. who participated in the preparation of the Rook I FS Technical Report, or who were in a position to influence the outcome of such report, are the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Common Shares.

AUDITORS

The auditors of NexGen are KPMG LLP, Chartered Professional Accountants, 11th Floor, 777 Dunsmuir Street, Vancouver, BC V7Y 1K3.

KPMG LLP has confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and that they are independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards.

REGISTRAR AND TRANSFER AGENT

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Toronto and Vancouver, British Columbia.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement on Form F-10 of which this Prospectus forms a part: the documents listed under “Documents Incorporated by Reference” in this Prospectus and in any Prospectus Supplement; the form of indenture for debt securities; auditor consent; and powers of attorney from certain of the Corporation’s directors and officers. A copy of the form of any applicable underwriting agreement, warrant agreement, subscription receipt agreement or supplemental indenture will be filed by post-effective amendment or by incorporation by reference to documents filed with or furnished to the SEC under the Exchange Act.

CONTRACTUAL RIGHTS OF RESCISSION

Original purchasers of Warrants, Subscription Receipts, Debt Securities or Units comprised of any such Securities (each, a “convertible security”) will have a contractual right of rescission against the Corporation in respect of the exercise, surrender or conversion of such convertible securities.

The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the convertible security, the amount paid upon exercise, surrender or conversion of the convertible security in connection with acquiring underlying securities gained thereby, in the event that this Prospectus, the relevant Prospectus Supplement or an amendment thereto contains a misrepresentation, provided that: (i) the exercise, surrender or conversion takes place within 180 days of the date of the purchase of the convertible security under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the convertible security under this Prospectus and the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Up to $500,000,000 of Common Shares

PROSPECTUS SUPPLEMENT

DECEMBER 11, 2023